[SHAW LOGO]

NEWS RELEASE

SHAW ANNOUNCES 10-YEAR SENIOR NOTE OFFERING OF C$500 MILLION
AND C$400 MILLION REOPENING OF 6.75% 2039 SENIOR NOTES

Calgary, Alberta (December 2, 2010) – Shaw Communications Inc. (“Shaw”) announced today the terms of an offering of C$500 million principal amount of 5.50% senior unsecured notes due 2020, as well as the reopening of its offering of 6.75% senior unsecured notes due 2039 for an additional C$400 million. The net proceeds of this offering will be used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest Global Communications Corp. and effect a subsequent related debt refinancing. Closing is scheduled to occur on December 7, 2010 and, based on the closing purchase price, the effective yield of the 2020 notes and the 2039 notes, if held to maturity, is 5.548% and 6.963%, respectively.

The senior notes will be made available in Canada and the United States, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. and Scotia Capital Inc. acting as co-lead agents. While the agents have agreed to use their best efforts to sell the notes, they will not be obligated to purchase any of the notes which are not sold. Accordingly, the final amount of the offering may potentially be reduced at closing.

A copy of the prospectus supplement may be obtained from TD Securities Inc., Attention: Debt Syndication, 222 Bay St., 7th Floor, Toronto, Ontario M5K 1A2 or from Scotia Capital Inc., Attention: Debt Syndication, 40 King Street West, Scotia Plaza, 68th Floor, Toronto, Ontario M5W 2X6. The U.S. prospectus supplement may also be accessed directly from the U.S. Securities and Exchange Commission at www.sec.gov. A copy of the Canadian prospectus supplement is available from the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca